Exhibit 16

October 15, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Envirosafe Corp.
File No. 000-52407

We have read the statements included in the Form 8-K, dated October 15, 2008, for Envirosafe Corp., to be filed with the Securities and Exchange Commission. We agree with the statements contained in Item 4.01 insofar as they relate to our replacement as the principal independent accountants, and our audit for the years ended December 31, 2007 and 2006, and the review for the interim periods ended March 31, 2008 and June 30, 2008. We had no disagreement with Envirosafe Corp. during the interim period up to October 15, 2008.

We have no basis to agree or disagree with any other statements made in Item 4.01 of such report.

Respectfully submitted,

/s/ Traci J. Anderson
Traci J. Anderson, CPA

Charlotte, North Carolina